UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 800, 350 – 7th Avenue SW
Calgary, Alberta T2P 3N9

(403) 264-9046

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this report on Form 6-K are each incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-277054) and Form F-3 (File No. 333-282275).

GREENFIRE RESOURCES LTD.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2026
99.2	Management's Discussion and Analysis for the period ended March 31, 2026
99.3	News Release dated May 5, 2026 – First Quarter 2026 Results and Operational Update
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenfire Resources Ltd.

By:	/s/ Colin Germaniuk
Name:	Colin Germaniuk
Title:	President

Date: May 5, 2026

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